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                             August 18, 2022

       Aaron Gruber
       Partner
       Cravath, Swain & Moore LLP
       Worldwide Plaza
       825 Eighth Avenue
       New York, NY 10019-7475

                                                        Re: Convey Health
Solutions Holdings, Inc.
                                                            Schedule 13E-3
                                                            Filed July 25, 2022
                                                            File No. 005-93435
                                                            color:white;"_
                                                            Schedule 14C
                                                            File No. 001-40506

       Dear Mr. Gruber:

              We have conducted a limited review of your filings focused on compliance with Rule
       13e-3 and the disclosure requirements of Schedule 13E-3. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms in the letter have the same meaning as in your offer materials.

       Schedule 13E-3 and Schedule 14C filed July 25, 2022

       Cautionary Statement Regarding Forward-Looking Statements, page 16

   1. The safe harbor for forward-looking statements contained in the Private Securities
                                                        Litigation Reform Act
of 1995 does not by its terms apply to statements made in
                                                        connection with a
going-private transaction such as this Merger. Please delete the references to the
Reform Act or make clear that its safe harbor provisions do not apply to disclosure in the
information statement or Schedule 13E-3.
 Aaron Gruber
FirstName LastNameAaron  Gruber
Cravath, Swain & Moore LLP
Comapany
August 18, NameCravath,
           2022         Swain & Moore LLP
August
Page 2 18, 2022 Page 2
FirstName LastName



Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the
Board, page 33

2. We note that the Special Committee lists as a factor the fairness opinion provided by
         Centerview. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange
         Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Special Committee has adopted Centerview's analysis as its own. Alternatively, describe its own analysis of the report.
Certain Financial Projections, page 46

3. Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section. Purposes and Reasons of the Top Management Rollover Stockholders in Connection with the
Merger, page 53

4. Revise to state the reasons of these parties for engaging in the going-private transaction, and for the timing of the Merger. The current disclosure focuses on other filing parties'
         stated reasons, rather than those of the Rollover Stockholders. See also, our comment below regarding cursory statements about the effect, rather than the reason for, engaging in the transaction.
Purposes and Reasons of the TPG Parties in Connection with the Merger, page 53

5. We note the disclosure here that "the primary purpose of the Merger is to allow Parent to own equity interests in the Company and to bear the rewards and risks of such ownership after the Merger is completed..." Revise to explain why the TPG Parties are seeking
         100% ownership of a Company they already control, and why they are seeking it now.
         See Item 1013(c) of Regulation M-A. We note for example, the statement in the
         Centerview materials filed as an exhibit to the Schedule 13E-3 that TPG expressed as a reason for the transaction its inability to obtain financing on favorable terms. See the May
         31, 2022 materials from Centerview filed as exhibit 99(c)(3) to the
Schedule 13E-3.
General

6. Please explain supplementally why you have not included TPG Global, LLC as a filer on the Schedule 13E-3. We note that TPG initiated, negotiated and structured the Merger
         Agreement with the Company and has been a major shareholder of the Company since
         2019. It also controls filers Parent and Merger Sub. Alternatively, revise the Schedule
 Aaron Gruber
Cravath, Swain & Moore LLP
August 18, 2022
Page 3
         13E-3 to add TPG Global as a filer and revise the information statement (as needed) to add all of the required disclosure as to that filing person (to the extent not already provided).
7. We note that the only Rollover Stockholders included as filers on the Schedule are
         Stephen C. Farrell and Timothy Fairbanks. Please supplementally explain why the other directors and affiliates who are parties to that Agreement are not filers, or revise to add them on the Schedule 13E-3 and amend the information statement to include all of the required additional information as to each individually, to the extent not already provided in the information statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameAaron Gruber                                 Sincerely,
Comapany NameCravath, Swain & Moore LLP
                                                               Division of
Corporation Finance
August 18, 2022 Page 3                                         Office of
Mergers & Acquisitions
FirstName LastName